SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                       Of

                                    FORM 10-K
                       For the Period Ended: June 30, 1999

                                DAY RUNNER, INC.
                              (Name of Registrant)

                               15295 Alton Parkway
                                Irvine, CA 92618
                     (Address of Principal Executive Office)

                                     0-19835
                            (Commission File Number)

              Nothing in this form shall be construed to imply that
                   the Commission has verified any information
                                contained herein.


                        PART II - Rule 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:
(Check the appropriate box.)

         [ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - Narrative

                State below in reasonable detail the reasons why
                     Form 10-K could not be filed within the
                               prescribed period.

As disclosed in the Company's Form 8-K filed with the Securities and Exchange Commission on September 3, 1999, the Company restated its quarterly results for the first three quarters of its 1999 fiscal year to reflect appropriate adjustments which arose late in the Company's year end audit process. On September 15, 1999, the Company filed a Form 10-Q/A for each of the first three quarters. The Company dedicated significant resources and personnel to these matters. As a result, the Company required additional time to complete the disclosure required for its annual report on Form 10-K for its fiscal year ended June 30, 1999.


                           PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

                  Dennis K. Marquardt                             (714) 680-3500

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                                     Yes [X]                  No       [  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                     Yes [ ]                      No [X]

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Day Runner, Inc. has caused this notification to be signed on its behalf by the undersigned thereto duly authorized.

Date:    September 28, 1999           By:  /s/ Dennis K. Marquardt
                                            -----------------------------------
                                              Dennis K. Marquardt
                                               Executive Vice President,
                                                Finance & Administration